Exhibit 99.2




(1) On November 7, 2005, Lowell W. Paxson, Second Crystal Diamond Limited Partnership and Paxson Enterprises, Inc. (collectively, the "Paxson Stockholders") and NBC Palm Beach Investment II, Inc. ("NBC Palm Beach II") entered into a Call Agreement (the "Call Agreement"). Pursuant to the Call Agreement, the Paxson Stockholders granted NBC Palm Beach II (or its permitted transferee) the right to purchase (the "Call Right") 15,455,062 shares of Class A Common Stock and 8,311,639 shares of Class B Common Stock (the "Call Shares"). Pursuant to the Master Transaction Agreement among ION Media Networks, Inc. ("ION"), NBC Universal, Inc. ("NBCU"), NBC Palm Beach Investment I, Inc., NBC Palm Beach II and CIG Media, L.L.C. ("CIG Media"), dated as of May 3, 2007 (the "Master Transaction Agreement"), NBC Palm Beach II transferred the Call Agreement to CIG Media on May 4, 2007. The Master Transaction Agreement required CIG Media to exercise the Call Right concurrently with the assignment of the Call Agreement, which was done on May 4, 2007. However, pursuant to the Call Agreement, the obligation of the Paxson Stockholders to deliver the Call Shares to CIG Media was conditioned on certain material conditions, including Federal Communications Commission (the "FCC") approval, which approval shall have become a final order, of the purchase of the Call Shares by CIG Media and other conditions contained in the Call Agreement. On December 31, 2007, the FCC released an order approving the transfer of control of ION from Lowell W. Paxson and Paxson Management Corporation to CIG Media. However, the FCC order is not a final order and is subject to reconsideration or judicial review. If neither reconsideration nor judicial review is initiated, the FCC order will become a final order 40 days from the date it became effective. Under the Call Agreement, the requirement of a final order from the FCC may be waived, and CIG Media, by closing on the purchase of the Call Shares, has waived that condition. This Form 4 is being filed by the reporting persons to report the acquisition and subsequent exercise of the Call Right as well as the acquisition of shares of Class A Common Stock and Class B Common Stock, which were acquired in connection with the closing of the Call Right on January 8, 2008.

(2) The reporting persons to whom the information set forth on this Form 4 relates are Citadel Limited Partnership, Kenneth Griffin ("Mr. Griffin"), Citadel Investment Group, L.L.C. ("CIG"), and CIG Media. Mr. Griffin is the president and chief executive officer of CIG and owns a controlling interest in CIG. CIG is an affiliate of CIG Media. The reporting persons and NBCU and affiliates of NBCU may be deemed to be a group for purposes of
     Section 13(d) of the Securities Exchange Act of 1934, as amended. However, neither the filing of this Form 4 nor any of its contents will be deemed to constitute an admission that any of the reporting persons is a member of a group for purposes of Section 13(d) with NBCU or any of its affiliates, or for any other purpose, and any such group is expressly disclaimed. In addition, each of the reporting persons disclaims beneficial ownership of the securities of the Issuer reported herein except to the extent of his or its pecuniary interest therein.

(3) The acquisition of the Call Right was made in connection with a series of transactions contemplated by the Master Transaction Agreement.